UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 41)

BlackRock New York Insured Municipal 2008 Term Trust, Inc. (BLN)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247L107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09247L107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  814,337

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  814,337

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

814,337

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

7.23%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
BlackRock New York Insured Municipal 2008 Term Trust, Inc.
345 Park Avenue, 31st Floor
New York, New York 10154

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 814,337 shares of BLN on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 7.23% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of BLN fit the investment guidelines for various Accounts. Shares have been acquired since January 11, 1999.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 814,337 shares, which represents 7.23% of the outstanding Shares. George Karpus presently owns 24,975 shares purchased on January 17 & 18, 2001 at $15.06 (5,400 shares), January 29 at $15.25 (5,000 shares), January 30 at $15.11 (3,000 shares), February 14 at $15.25 (3,300 shares), April 17, 2002 at $15.42 (1,450 shares), April 18 at $15.40 (550 shares), May 13 at $15.60 (1,100 shares), May 29 at $15.68 (500 shares), June 11 at $15.68 (1,900 shares), July 16 at $15.87 (4,750 shares), August 13 at $15.95 (10,000 shares), August 14 at $16.09 (5,000 shares), August 15 at $16.05 (5,000 shares), October 11 at $16.17 (5,000 shares), May 6, 2003 at $16.38 (1,100 shares), June 13 at $16.95 (800 shares), June 23 at $16.90 (250 shares), July 8 & 9 at $16.70 (750 shares), July 16 at $16.42 (1,150 shares), August 13 at $16.20 (5,000 shares), September 26 at $16.65 (2900 shares), May 6, 2004 at $15.80 (1,100 shares), May 10 at $15.64 (5000 shares), and May 12 and 13 at $15.46 (4,500 shares), April 11, 2005 at $15.47 (5,000 shares), April 12 at $15.46 (300 shares) and August 23, 2006 at $14.77 (200 shares). He sold on January 3, 2003 at $16.15 (985 shares), and January 6 at $16.16 (450 shares), July 6 at $ 16.12 and $16.13 (800 shares), July 7 & 12 and 16 at $16.10 (600 shares), July 26 & 27 and 28 at $16.00 (300 shares), July 26 & 29 at $15.98 (200 shares), July 29 & 30 at $15.95 (600 shares), July 30 at $ 15.96 (100 shares), August 5 at $15.96 and $15.97 (200 shares), August 18 & 19 at $16.23 (300 shares), August 20 at $16.20 (500 shares), August 24 at $16.21 and $16.23 (700 shares), August 25 at $16.23, $16.24 and $16.30 (1,100 shares), August 26 at $16.32 and $16.33 (2200 shares), August 27 at $16.32 and $16.33 (600 shares), August 30 at $16.33 (900 shares), August 31 at $16.34 (500 shares), September 1 at $16.34 (100 shares), September 2 at $16.37 (300 shares), September 8, 9, and 10 at $16.27 (1800 shares), September 13 & 17 at $16.30 & $16.31 (1,300 shares), September 20 & 22 at $16.32 & $16.33 (700 shares), October 1 at $16.24 & $16.25 (1,400 shares), October 6 & 8 at $16.22 & $16.23 (700 shares), October 11, 12, and 14 at $16.25 & $16.26 (1,800 shares), and October 15, 18, 19, and 20 at $16.25 & $16.26 (1,800 shares), December 3 at $16.17 (600 shares), December 13 & 15 at $16.11 & $16.12 (150 shares), December 14 & 17 at $ 16.10 (1,700 shares), December 16 & 27 at $ 16.13 & $16.14 (1100 shares), December 22 at $16.20 (200 shares), December 29 & 31 at $16.09 (600 shares), January 4, 2005 at $16.15 (200 shares), January 5 & 6 at $16.10 (250 shares), January 27 at $16.08 (200 shares), and January 31 at $16.13 (1250 shares), February 1 & 2 at $16.15 & $16.16 (400 shares), February 3 & 4 at $16.13 & $16.15 (400 shares), February 4 & 10 at $16.17 (700 shares), February 7 & 9 at $16.18 (200 shares), February 8 & 9 at $16.19 & $16.20 (1,000 shares), February 16 & 17 at $ 16.05 & $16.09 (1,000 shares), February 18 at $15.95 (100 shares), and February 24 & 25 at $15.99 & $16.00 (300 shares), and March 4 at $15.94 (200 shares), and July 13 & 20, 2005 at $15.87 (600 shares), November 1 & 28 at $15.39 (200 shares), November 2, 3 and 28 at $15.38 (600 shares), January 27 and 30, 2006 at $15.41 (600 shares), February 8, 2006 at $15.40 (2100 shares), February 10, 2006 at $15.40 (400 shares), February 14, 2006 at $15.28 (600 shares), February 16, 2006 at $15.30 (300 shares), February 17, 2006 at $15.33 (65 shares), February 17, 2006 at $15.33, February 21, 2006 at $15.31 (240 shares), March 15, 2006 at $15.25 (100 shares), March 15, 2006 at $15.26 (850 shares), March 16, 2006 at $15.27 (450 shares), March 17, 2006 at $15.25 (400 shares), March 22, 2006 at $15.26 (900 shares), March 24, 2006 at $15.29 (850 shares), March 27, 2006 at $15.27 (1,350 shares), March 28, 2006 at $15.24 (1,850 shares), March 29, 2006 at $15.26 (850 shares), March 30, 2006 at $15.22 (200 shares), April 3, 2006 at $15.20 (1,100 shares), April 3, 7, 13 and 21 at $15.15 (1,650 shares), April 24, 2006 at $15.15 (600 shares), April 25, 2006 at $15.14 (500 shares), April 26, 2006 at $15.14 (600 shares), April 28, 2006 at $15.17, May 1, 2006 at $15.15 (300 shares), May 3, 2006 at $15.15 (2,050 shares), May 8, 2006 at $15.16 (600 shares), May 9, 2006 at $15.19 (50 shares), May 10, 2006 at $15.18 (200 shares), May 11, 2006 at $15.13 (500 shares), May 12, 2006 at $15.13 (400 shares), May 17, 2006 at $15.13 (500 shares), May 18, 2006 at $15.15 (50 shares), May 19, 2006 at $15.14 (50 shares), May 24, 2006 at $15.15 (200 shares). Jo Ann Van Degriff owns 925 shares purchased on July 10 & 11, 2001 at $15.29 (1,900 shares), July 16, 2002 at $15.87 (2,350 shares), and August 2 at $15.95 (2,900 shares). She sold on January 3, 2003 at $16.15 (75 shares), January 6 at $16.17 (50 shares), January 21 at $16.14 (50 shares), September 12 at $16.34 (1,800 shares), September 17 at $16.45 (200 shares), June 24 at $16.24 (100 shares), July 30 at $15.95 (100 shares), August 18 at $16.23 (100 shares), August 20 at $16.20 (100 shares), August 24 at $16.21 (100 shares), August 25 at $16.24 and $16.30 (200 shares), August 26 at $16.32 and $16.33 (400 shares), August 27 at $16.32 (100 shares), August 30 at $16.33 (100 shares), August 31 at $16.34 (100 shares), September 8 & 10 at $16.27 (200 shares), September 13 & 17 at $16.30 & $16.31 (300 shares), September 20 at $16.33 (100 shares), October 1 at $16.24 & $16.25 (300 shares), October 6 & 8 at $ 16.22 & $16.23 (200 shares), October 11,12, 14,15, 18, and 20 at $16.25 (800 shares), October 14 & 20 at $16.26 (200 shares), December 14 & 17 at $16.10 (200 shares), December 27 at $16.14 (100 shares), and January 31, 2005 at $16.13 (150 shares), February 8 at $16.19 & $16.20 (200 shares), and February 16 & 17 at $16.05 & $16.09 (200 shares), April 13, 2005 at $15.65 (500 shares), July 1 & 5 at $15.84 (450 shares), December 7, 2005 at $15.42 (2900 shares) and April 13, 2006 at $15.16 (50 shares). Karpus Management, Inc. owns 2,900 shares purchased on January 26, 2004 at a price of $17.14 (3,600 shares), February 2 at $17.00 (1,000 shares), February 6 at $17.09 (4000 shares), May 5, 2004 at $15.97 (1500 shares). Shares were sold on July 6 at $16.12 ( 200 shares) and $ 16.13 (100 shares), July 12 & 16 at $16.10 (300 shares), July 26 & 28 at $ 16.00 (200 shares), July 26 & 29 at $15.98 (200 shares), July 29 & 30 at $15.95 ( 400 shares), and July 30 at $15.96 (100 shares), August 5 at $15.96 and $15.97 (200 shares), October 20 at $16.26 (100 shares), December 3 at $ 16.17 (200 shares), December 13 at $16.12 (50 shares), December 14 & 17 at $ 16.10 (600 shares), December 22 & 27 at $16.40 & 16.20 (400 shares), December 28 at $ 16.06 (100 shares), December 29 & 30 at $ 16.09 (200 shares), January 4, 2005 at $16.15 (100 shares), January 5 & 6 at $16.10 (150 shares), January 27 at $16.08, and January 31 at $16.13 (300 shares), February 1 & 4 at $16.15 (200 shares), February 2 & 3 at $16.13 & $16.16 (200 shares), February 4 & 10 at $ 16.17 (200 shares), February 8 & 9 at $ 16.19 & $16.20 (500 shares), February 16 &17 at $16.05 & $16.06 (200 shares), and February 18 & 24 at $15.95 & $15.99 (200 shares), and March 4 at $15.94 (100 shares). KMI sold shares on February 24, 2006 at $15.31 (50 shares), March 2, 2006 at $15.31 (50 shares), March 3, 2006 at $15.32 (50 shares), March 7, 2006 at $15.32 (50 shares), March 10, 2006 at $15.31 (50 shares), March 15, 2006 at $15.25 (100 shares), March 15, 2006 at $15.26 (50 shares), March 16, 2006 at $15.27 (50 shares), March 20, 2006 at $15.26 (50 shares), April 13, 2006 at $15.16 (150 shares), April 24, 2006 at $15.15 (50 shares), April 25, 2006 at $15.14 (50 shares), April 26, 2006 at $15.13 (100 shares), May 1, 2006 at $15.15 (50 shares), May 3, 2006 at $15.15 (350 shares), May 8, 2006 at $15.16 (100 shares), May 11, 2006 at $15.13 (50 shares), May 12, 2006 at $15.13 (50 shares) and May 17, 2006 at $15.13 (100 shares). Cody B. Bartlett Jr. owns 180 shares purchased at $17.03 on January 14, 2006. None of the other Principals presently own shares of BLN.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 9/6/2006 7700  $14.77
 9/7/2006 100  $14.76
 9/13/2006 140  $14.81
 9/25/2006 2500  $14.85
 10/13/2006 -1100  $14.86
 10/25/2006 300  $14.87
 10/26/2006 1700  $14.87
 10/26/2006 -435  $14.86
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the BLN securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   November 9, 2006